Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

July 28, 2022

VIA EDGAR

Mr. Michael Rosenberg

U.S. Securities and Exchange Commission (“SEC”)

100 F Street, N.E.

Washington, D.C.  20549

Re:	Rule 485(a) Filing for Eaton Vance Investment Trust (the “Registrant”) on behalf of:

Eaton Vance National Ultra-Short Municipal Income Fund (the “Fund”)

Post-Effective Amendment No. 84 (1933 Act File No. 033-01121) Amendment No. 87 (1940 Act File No. 811-04443) (the “Filing”)

Dear Mr. Rosenberg:

This letter responds to a comment you provided to the undersigned via telephone on July 28, 2022 in connection with your review of the Filing made pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on June 1, 2022 (Accession No. 0000940394-22-001069). We have reproduced the comment below and immediately thereafter provided the Fund’s response. The response will be incorporated into a post-effective amendment filing to the Fund’s registration statement to be made pursuant to Rule 485(b) under the 1933 Act, as applicable (the “Amendment”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Filing.

Comment: On page 3 under “Principal Investment Strategies” it says that “[u]nder normal circumstances, the Fund’s average effective maturity will be less than two years.” Please note that Rule 35d-1 under the Investment Company Act of 1940, as amended, requires the use of dollar-weighted average maturity and not average effective maturity. See the Rule 35d-1 adopting release at endnote 45 and the related text.

Response: Although the Registrant believes its current definition with respect to the Fund’s maturity is adequate and reasonable for the reasons noted in its correspondence filed with the SEC on July 20, 2022, the requested change will be made.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8215.

Very truly yours,

/s/ Jordan M. Beksha

Jordan M. Beksha, Esq.

Vice President